UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE
         Mail Stop 3561

				March 31, 2006

By Facsimile and U.S. Mail

Mr. Mark H. Collin
Chief Financial Officer
Unitil Corp.
6 Liberty Lane West
Hampton, New Hampshire 03842

		Re:	Unitil Corp.
			Form 10-K for the calendar year ended December 31, 2005
			Filed February 22, 2006
			File No. 001-08858

Dear Mr. Collins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as
detailed as necessary in your explanation.   After reviewing this
information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 7 Management`s Discussion and Analysis

Therm Sales, page 23
1. We note from the table provided on page 23 that firm therm sales decreased in 2004 compared to 2003. We also note that in 2004 and 2003 revenue per firm therm was $1.24 and $1.15, an increase of 7.8% when comparing 2004 to 2003. Please explain to us how therm sales decreased and revenue per therm increased.

Operating Expense, page 24
2. We note from your previous and current Form 10-K that Unitil currently has approximately 310 employees compared to 317 in 2004. Please explain the reasons for the $0.6 million increase salaries and the $0.5 million increase in employee benefit costs in 2004.

Interest Expense, net, page 26
3. Please explain to us the nature of interest on regulatory liabilities. Please specifically tell us the regulatory liabilities to which it relates and the amount. We may have further comment.

Note 2 Equity

Restrictions on Retained Earnings, page 58
4. We note your disclosure regarding the restrictions on retained earnings for subsidiaries UES and FG&E. It appears the restrictions would require Unitil to provide condensed financial information. See Regulation S-X Rule 5-04(c), Schedule 1. If our understanding is incorrect, please explain why you are not required to provide such information.

Note 3 Long-Term Debt, Credit Arrangements, Leases

Leases, page 60
5. We are unclear on how the renegotiated lease terms resulted in a change of classification from a capital lease to an operating lease. In this regard, please tell us why such lease originally met the criteria for capital lease classification. If due to the lease terms exceeding 75% of the economic life, advise us how your original estimated economic life compares with the initial 22 year plus anticipated renews ranging from 10-25 years. If due to the 90% test, show us the calculation of fair value at inception and whether it factored into the useful life of the asset. If so, tell us the useful life that was assumed at inception.

FG&E - Electric Division, page 66
6. In regards to the investigation by the Massachusetts Department of Telecommunications and Energy (MDTE) please provide us with more details as to the nature of the investigation. Please provide the most recent status of the case along with a detailed analysis of why you believe the outcome will not have a material effect on the financial statements.


UES, page 67-8
7. We assume your revenue recognition policy is based on currently charged rates and your pending $4.65 million increase request is not being reflected in revenues. If our understanding is incorrect, please clarify it. If so, please advise how you will account for any increase retro-active to January 1, 2006 in the periodic financial statements covering periods subsequent to that date.

Note 8 Pensions and Postretirement Benefit Plans

Defined Benefit Pension Plan, page 72
8. Please explain the reconciliation rate adjustment mechanism for deferred pension costs. Contrast it to an automatic rate adjustment used for fuel costs. If it is not automatic, tell us why such a mechanism makes the deferred cost probable of recovery.
9. We note from your disclosure that the New Hampshire Public Utility Commission (NHPUC) issued an order denying UES`s petition for an accounting order allowing a reconciling rate mechanism. If you have recorded a regulatory asset related to this item, please explain to us how such asset meets the requirements of paragraph 9 of SFAS No. 71 given the NHPUC`s actions.

Note 10 Segment Information, page 81
10. In future filings please include all of the disclosure requirements of paragraph 27 of SFAS No. 131 or explain to us why you do not include them.



		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Scott Stringer, Staff Accountant, at (202) 551-3272 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		James Allegretto
		Senior Assistant Chief Accountant














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Mr. Mark H. Collin
Unitil Corp.
March 31, 2006
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